Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30

	2009	2008

A Net income as reported, Canadian GAAP ($ millions)	744.2	2,707.2
B Items adjusting net income ($ millions)	1.0	(51.3)
C Net income, US GAAP ($ millions)	745.2	2,655.9
D Weighted average number of shares outstanding	295,467,000	310,076,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	8,335,000	10,408,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	8,334,000	10,404,000

CANADIAN GAAP
Basic earnings per share (A/D)	2.52	8.73
Diluted earnings per share (A/(D+E))	2.45	8.45

UNITED STATES GAAP
Basic earnings per share (C/D)	2.52	8.57
Diluted earnings per share (C/(D+F))	2.45	8.29